SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            Schedule 13G
              Under the Securities Exchange Act of 1934


                          (Amendment No. 1)

                   NATIONAL HEALTH INVESTORS, INC.
                          (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE
                     (Title of Class Securities)

                              63633D104
                           (CUSIP Number)








Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549



                          Introductory Note


            This Schedule 13G is being filed by Nicholas Company, Inc., an investment adviser registered under the Investment Advisers Act of 1940. One or more of Nicholas Company, Inc.'s advisory clients is the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with its advisory clients, Nicholas Company, Inc. has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.

            This Schedule 13G is also being filed by Albert O. Nicholas. Mr. Nicholas is the Chief Executive Officer, Chairman, a Director and majority shareholder of Nicholas Company, Inc., in which capacity he exercises dispositive power over the securities reported herein by the Nicholas Company, Inc. Mr. Nicholas, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Nicholas has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by the Nicholas Company, Inc.

            The aggregate number and percentage of the Issuer's securities to which this Schedule 13G relates is 1,600,700 representing 6.54% of the Issuer's outstanding shares. The beneficial ownership reported by Albert O. Nicholas and Nicholas
Company, Inc. relates to the same shares of the Issuer in which each such reporting person has a separate beneficial interest.

            As of December 31, 1998, Mr. Nicholas owned 19,100 shares of the Issuer for his own account. He may be deemed to be the beneficial owner of 1,600,700 shares of the Issuer as disclosed in
Item 4(c) of the Schedule G.
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


CUSIP NO. 63633D104
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1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

            ALBERT O. NICHOLAS, S.S. ###-##-####
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
            (a)    [ ]
            (b)    [ ]
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3.          SEC USE ONLY:

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4.          CITIZENSHIP OR PLACE OF ORGANIZATION:

            ALBERT O. NICHOLAS IS A UNITED STATES CITIZEN
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            5.    SOLE VOTING POWER:  19,100

NUMBER OF   ------------------------------------------------------
SHARES      6.    SHARED VOTING POWER:  0
BENEFICIALLY
OWNED BY    ------------------------------------------------------
EACH        7.    SOLE DISPOSITIVE POWER:  19,100
REPORTING
PERSON      ------------------------------------------------------
WITH:       8.    SHARED DISPOSITIVE POWER:  0

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9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON:  19,100

            Refer to explanation of potential beneficial ownership in the introductory Note and Item 4(c) hereof.
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10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES:                                    [ ]
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11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

            .08%
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12.         TYPE OF REPORTING PERSON

            IN
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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


CUSIP NO. 63633D104
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1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

            Nicholas Company, Inc., I.D. No. 39-1091673
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
            (a)    [ ]
            (b)    [ ]
---------------------------------------------------------------------
3.          SEC USE ONLY:

---------------------------------------------------------------------
4.          CITIZENSHIP OR PLACE OF ORGANIZATION:

            NICHOLAS COMPANY, INC. IS A WISCONSIN CORPORATION
---------------------------------------------------------------------
            5.  SOLE VOTING POWER:  0

NUMBER OF   -------------------------------------------------------
SHARES      6.  SHARED VOTING POWER:  0
BENEFICIALLY
OWNED BY        -----------------------------------------------------
EACH        7.  SOLE DISPOSITIVE POWER:  1,600,700
REPORTING
PERSON      -------------------------------------------------------
WITH:       8.  SHARED DISPOSITIVE POWER:  0

---------------------------------------------------------------------
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON:

            1,600,700
---------------------------------------------------------------------
10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES:                                     [ ]
---------------------------------------------------------------------
11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

            6.54%
---------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON:

            IA
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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549



Item 1(a).  Name of Issuer.

            National Health Investors, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            100 Vine Street - Suite 1402
            Murfreesboro, TN  37130

Item 2(a).  Name of Persons Filing.

            Albert O. Nicholas, Nicholas Company, Inc.

Item 2(b).  Address of Principal Business Office or, if None,
            Residence of All Persons Filing.

            700 North Water Street
            Milwaukee, Wisconsin  53202

Item 2(c).  Citizenship.

            Albert O. Nicholas - United States Citizen
            Nicholas Company, Inc. - Wisconsin Corporation

Item 2(d).  Title of Class of Securities

            Common Stock, $.01 Par Value.

Item 2(e).  CUSIP Number.

            63633D104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

    (a) [ ] Broker or Dealer registered under Section 15 of the Act
    (b) [ ] Bank as defined in Section 3(a)(6) of the Act
    (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
            Act
    (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
    (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see Sec. 240.13d-1(b)(1)(ii)(F)
    (g) [ ] Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)
    (h) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership.

       The percent of the class owned, as of December 31 of the year covered by this statement (1998) exceeds five percent for Nicholas Company, Inc., and the following information is provided as of that date including an identification of those shares, if any, which there is a right to acquire:

       (a)  Amount Beneficially Owned:

                NICHOLAS COMPANY, INC. - 1,600,700
                ALBERT O. NICOLAS - 19,100

       (b)  Percent of Class:

                NICHOLAS COMPANY, INC.:  6.54%
                ALBERT O. NICHOLAS :  .08%

       (c)  Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote:  ALBERT
                    O. NICHOLAS - 19,100 shares

            (ii)    shared power to vote or direct the vote:  0

            (iii)   sole power to dispose or to direct the
                    disposition of: NICHOLAS COMPANY, INC. -
                    1,600,700 shares, ALBERT O. NICHOLAS - 19,100 shares

            (iv)    shared power to dispose or to direct the
                    disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another
Person.

       Albert O. Nicholas is the Chief Executive Officer, Chairman, Director and majority shareholder of Nicholas Company, Inc. He owns 19,100 shares of the Issuer for his individual account, but is deemed to have beneficial ownership of the shares reported on the Schedule 13G by virtue of his affiliation with Nicholas Company, Inc.

       Nicholas Company, Inc. is an Investment Adviser registered under the Investment Advisers Act of 1940 and some of its clients have the right to receive dividends from securities which it manages, however, no such client has an interest relating to more than five percent of the class to which this Schedule G applies.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company.

            N/A


Item 8.     Identification and Classification of Members of the
            Group.

            N/A


Item 9.     Notice of Dissolution of Group.

            N/A


Item 10.  Certification.


    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 23, 1999




                            /s/ALBERT O. NICHOLAS
                            Albert O. Nicholas, in his individual
                            capacity and as Chief Executive Officer
                            and Chairman of Nicholas Company, Inc.

                      AGREEMENT RELATIVE TO THE
                       FILING OF SCHEDULE 13G


       THIS AGREEMENT, made as of the 23rd day of February, 1999, by and between NICHOLAS COMPANY, INC., a Wisconsin corporation (an investment adviser registered under Section 203 of the Investment Advisers Act of 1940)(the "Adviser"), and ALBERT O. NICHOLAS, Chief Executive Officer, Chairman, director and majority shareholder of the Adviser (the "Affiliated Person");

                             WITNESSETH:

       WHEREAS, the Affiliated Person and the Adviser are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule G with respect to the following Issuer:

                   NATIONAL HEALTH INVESTORS, INC.
                      CUSIP No. 63633D104; and

       WHEREAS, the Affiliated Person and the Adviser are each individually eligible to use Schedule G; and

       WHEREAS, the Affiliated Person and the Adviser are each responsible for the timely filing of said Schedule G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

       WHEREAS, the Schedule G attached hereto identifies all the persons and contains the required information with regard to the Affiliated Person and the Adviser so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

       WHEREAS, the Affiliated Person and the Adviser desire to file the Schedule 13G attached hereto on behalf of each of them.

       NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the
Schedule 13G attached hereto shall be executed by the Affiliated Person, in his individual capacity and as president of the Adviser, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

       IN WITNESS WHEREOF, the undersigned have executed this Agreement Relative to the Filing of Schedule 13G as of the day, month and year first above written.


                            /s/ALBERT O. NICHOLAS
                            Albert O. Nicholas, in his individual
                            capacity and as Chief Executive Officer
                            and Chairman of Nicholas Company, Inc.